Exhibit 99.1

New Pacific Intersects 595.7 m Interval Grading 1.25 g/t Gold and 10.25 m Interval Grading 1,213 g/t Silver at the Carangas Project

VANCOUVER, BC, May 17, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP), together with its local Bolivian partner, announce the assay results of the last ten drill holes from the Discovery Drill Program completed in 2021 at the Carangas Silver-Gold Project, Oruro Department, Bolivia (the "Carangas Project" or the "Project"). Assay results of all 35 holes drilled in 2021 (Figure 1) have now been received and released. Drill intercepts of mineralization and hole specifications of the last ten holes are presented in Tables 1 and 2, respectively. Drilling is underway on the 2022 drilling program of up to an additional 40,000 metres ("m").

Highlights

  Hole DCAr0031 was drilled on section 24 at the Central Valley and intersected 595.7 m (from 161.55 m to 757.25 m) grading 1.25 grams per tonne ("g/t") gold ("Au") and 7 g/t silver ("Ag"), including 98.9 m (from 457.3 m to 556.2 m) grading 2.58 g/t Au, 6 g/t Ag and 42.11 m grading 3.51 g/t Au, 2 g/t Ag and 0.1% copper ("Cu") (from 711.0 m to 753.11 m). This broad gold zone occurs beneath a silver horizon of 41.63 m grading 41 g/t Ag, 1% lead ("Pb") and 1.72% zinc ("Zn") from 62.37 m to 104 m. This hole was terminated in mineralization at a depth of 757.25 m due to difficult drilling conditions and capacity of the drill rig.

  Gold mineralization intersected in hole DCAr0031, is hosted in strongly argillic-sericitized lithic tuff of dacitic composition with disseminated sulfides and cut by veinlets of pyrite and chalcopyrite, similar to the holes DCAr0020, DCAr0016 and DCAr0015 reported previously (Figure 2).
  Hole DCAr0032 was drilled at East Dome and intersected an interval of 194.70 m (from 18.3 m to 213.0 m) grading 33 g/t Ag, 0.37% Pb and 0.71% Zn, including a high-grade interval of 14.43 m (from 129.3 m to 143.73 m) grading 158 g/t Ag, 0.29% Pb and 0.25% Zn. This hole also intersected a high-grade interval of 10.25 m grading 1,213 g/t Ag, 1.2% Pb and 0.19% Zn from 319.89 m to 330.14 m.
  Hole DCAr0027 was drilled at the top of West Dome and intersected an interval of 72.7 m grading 116 g/t Ag and 1.34% Pb (from 1.78 m to 74.48 m) in the near-surface hydrothermal breccia horizon, including 35.73 m grading 213 g/t Ag and 1.46% Pb (from 12.95 m to 48.68 m).
  Hole DCAr0028 was drilled to the bottom of West Dome and intersected an interval of 190.97 m (from 10.47 m to 201.44 m) grading 65 g/t Ag, 0.48% Pb and 1.09% Zn, including high-grade intervals of 31.82 m (from 57.18 m to 89.0 m) grading 101 g/t Ag, 0.95% Pb and 2.59% Zn, and 17.03 m (from 178.9 m to 195.93 m) grading 347 g/t Ag, 1.01% Pb and 1.79% Zn.
  Hole DCAr0030 was drilled to the bottom of West Dome about 100 m to the north of hole DCAr0028 and intersected an interval of 160.10 m (from 35.57 m to 195.67 m) grading 65 g/t Ag, 0.32% Pb and 0.93% Zn, including a high-grade interval of 32.65 m (from 56.2 m to 88.85 m) grading 216 g/t Ag, 0.63% Pb and 1.65% Zn.

Nine holes in Table 1 were drilled at a shallow dip angle of -45 degrees targeting the near surface silver-rich polymetallic mineralization at various locations in Central Valley, West Dome and East Dome and intersected broad silver-rich mineralization near surface. The only deep hole, DCAr0031 was drilled at a higher dip angle of -68 degrees to a depth of 757.23 m, which intersected 595.7 m interval of gold. The gold mineralization may represent a feeder zone that  is related to multi-stage rhyolitic/dacitic porphyry intrusive bodies.

Table 1 Summary of Drill Intercepts
Hole_ID		Depth_from	Depth_to	Interval_m	Ag_g/t	Au_g/t	Pb_%	Zn_%	Cu_%	AgEq_g/t
DCAr0026		8.00	355.64	347.64	19	0.02	0.32	0.85	0.01	60
	incl.	8.00	74.00	66.00	60	0.01	0.50	0.74	0.02	102
DCAr0027		1.78	74.48	72.70	116		1.34	0.02	0.02	157
	incl.	12.95	48.68	35.73	213		1.46	0.03	0.02	258
		266.26	268.74	2.48	22		1.17	2.13	0.02	130
		337.70	352.90	15.20	38		0.10	0.26	0.01	51
		393.57	394.72	1.15	229	0.10	1.39	1.03	0.08	312
DCAr0028		10.47	201.44	190.97	65		0.48	1.09	0.02	118
	incl.	57.18	89.00	31.82	101		0.95	2.59	0.02	219
	incl.	178.90	195.93	17.03	347		1.01	1.79	0.06	443
DCAr0029		4.84	33.92	29.08	31		0.36	0.01	0.01	42
		57.43	119.59	62.16	28		0.43	0.49	0.01	58
		145.00	165.00	20.00	31		0.15	0.48	0.01	52
		185.62	191.14	5.52	30		0.22	0.50	0.01	53
		215.94	239.20	23.26	31		0.20	0.54	0.02	56
		282.87	293.35	10.48	29		0.19	0.44	0.01	50
DCAr0030		35.57	195.67	160.10	65		0.32	0.93	0.01	107
	incl.	56.20	88.85	32.65	216		0.63	1.65	0.03	292
DCAr0031		62.37	161.55	99.18	21	0.02	0.55	1.38	0.04	90
	incl.	62.37	104.00	41.63	41	0.02	1.00	1.72	0.06	135
		161.55	757.25	595.70	7	1.25	0.08	0.08	0.07	108
	incl.	457.30	556.20	98.90	6	2.58	0.04	0.02	0.09	200
	incl.	711.00	753.11	42.11	2	3.51	0.00	0.01	0.10	262
DCAr0032		18.30	213.00	194.70	33		0.37	0.71	0.01	85
	incl.	129.30	143.73	14.43	158		0.29	0.25	0.03	390
		319.89	330.14	10.25	1213		1.20	0.19	0.03	1257
DCAr0033		21.04	151.74	130.70	36		0.39	1.12	0.01	86
		210.37	259.35	48.98	27		0.23	0.84	0.01	63
		280.65	288.53	7.88	20		0.64	1.25	0.01	82
DCAr0034		57.13	544.40	487.27	17	0.04	0.19	0.40	0.01	39
	incl.	57.13	69.00	11.87	60		0.03	0.10	0.05	69
	incl.	114.30	136.20	21.90	57		0.13	0.28		70
	incl.	154.43	194.40	39.97	76	0.04	0.39	0.82	0.02	119
	incl.	521.48	540.80	19.32	20	0.18	0.82	1.96	0.11	133
		565.62	587.18	21.56	5	0.06	0.36	0.63	0.01	42
DCAr0035		69.25	151.74	82.49	44		0.42	0.44		71
	incl.	69.25	93.74	24.49	106		0.59	0.38		137
		163.14	172.20	9.06	36		0.37	0.55	0.01	66
		211.05	229.70	18.65	34		0.11	0.04	0.01	40
Notes:
1.	Drill location, altitude, azimuth, and dip of drill holes are provided in Table 2.
2.	Drill intercept is core length, and grade is length weighted. True width of mineralization is unknown due to early stage of exploration without adequate drill data.
3.	Calculation of silver equivalent ("AgEq") is based on the long-term median of the August 2021 Street Consensus Commodity Price Forecasts, which are US$22.50/oz for Ag, US$0.95/lb for Pb, US$1.10/lb for Zn, US$3.40/lb for Cu, and US$1,600/oz for Au. The formula used for the AgEq calculation is as follows: AgEq = Ag g/t + Pb g/t * 0.0029 + Zn g/t * 0.00335 + Cu g/t * 0.01036 + Au g/t * 71.1111. This calculation assumes 100% recovery. Due to the early stage of the Project, the Company has not yet completed metallurgical test work on the mineralization encountered to date.
4.	A cut-off of 20 g/t AgEq is applied for calculation of length-weighted intercept. At times, samples lower than 20 g/t AgEq may be included in the calculation of consolidation of mineralized intercepts.

Figure 1. Simplified geology map and drill holes of the 2021 Discovery Drill Program at Carangas Project

Figure 2. DCAr0031 on section 24 was terminated in gold mineralization due to drill difficulty

Update on the 2022 Drilling Campaign

The Company currently has four drill rigs turning at the Carangas Project and plans to complete up to 40,000 m drilling this year. Of the four drill rigs, two rigs are testing the shallow silver horizon and the other two rigs are testing the gold mineralization at depth. So far, approximately 10,000 m have been completed in 15 holes. Assay results of 15 drill holes completed in 2022 are pending.

The Company has attempted to drill beyond 1,000 m depth to follow gold mineralization and has encountered thermal water at around 900 m depth. The Company is seeking to have a fifth rig capable of 1,500 m depth to test potential mineralization of rhyolitic bodies.

Table 2 Summary of Drill Hole Locations for the Carangas Project
Hole_id	Easting	Northing	Altitude	Depth_m	Azimuth (°)	Dip (°)	Date_start	Date_complete	Target
DCAr0001	538772.76	7905618.95	4041.21	300.40	120	-55	6/21/2021	6/30/2021	W. Dome
DCAr0002	538770.64	7905615.47	4041.15	200.00	225	-40	7/2/2021	7/8/2021	W. Dome
DCAr0003	538760.06	7905564.79	4026.90	150.00	240	-40	7/8/2021	7/12/2021	W. Dome
DCAr0004	538825.50	7905612.16	4036.96	250.00	46	-50	7/12/2021	7/16/2021	W. Dome
DCAr0005	538783.47	7905661.22	4053.84	250.00	151	-40	7/16/2021	7/26/2021	W. Dome
DCAr0006	538963.00	7905485.07	3942.23	300.00	30	-45	7/27/2021	8/3/2021	W. Dome
DCAr0007	539384.66	7905187.61	3936.85	300.00	20	-45	8/4/2021	8/9/2021	E. Dome
DCAr0008	539333.52	7905281.06	3921.15	350.00	20	-45	8/10/2021	8/15/2021	E. Dome
DCAr0009	539586.93	7905157.90	4006.31	250.00	20	-45	8/16/2021	8/19/2021	E. Dome
DCAr0010	539181.76	7905464.48	3907.98	206.00	20	-45	8/19/2021	8/24/2021	C. Valley
DCAr0011	539151.56	7905372.66	3907.46	250.00	20	-45	8/26/2021	8/30/2021	C. Valley
DCAr0012	539118.40	7905290.73	3907.18	400.00	20	-45	8/31/2021	9/12/2021	C. Valley
DCAr0013	538877.56	7905023.91	3911.64	584.00	50	-45	9/13/2021	9/25/2021	S. Dome
DCAr0014	539076.98	7905212.97	3906.16	500.00	20	-45	10/6/2021	10/13/2021	C. Valley
DCAr0015	539034.51	7905133.70	3905.39	600.00	20	-45	10/6/2021	10/15/2021	C. Valley
DCAr0016	539001.02	7905050.01	3904.10	761.00	20	-45	10/17/2021	10/31/2021	C. Valley
DCAr0017	539217.59	7905550.63	3907.29	311.00	20	-45	10/15/2021	10/20/2021	C. Valley
DCAr0018	538788.93	7905507.35	4012.26	400.00	20	-70	10/18/2021	10/27/2021	W. Dome
DCAr0019	539211.99	7905304.71	3907.55	353.00	20	-45	10/21/2021	10/27/2021	C. Valley
DCAr0020	538841.11	7905102.85	3918.24	650.00	50	-45	11/2/2021	11/13/2021	S. Dome
DCAr0021	538794.55	7905508.55	4012.67	350.00	77	-45	10/28/2021	11/9/2021	W. Dome
DCAr0022	539250.95	7905397.84	3908.65	350.00	20	-45	10/28/2021	11/3/2021	C. Valley
DCAr0023	539282.77	7905481.73	3908.50	300.00	20	-45	11/4/2021	11/9/2021	C. Valley
DCAr0024	539191.18	7905204.23	3907.07	476.10	20	-45	11/10/2021	11/16/2021	C. Valley
DCAr0025	538829.52	7905615.97	4036.95	200.00	250	-40	11/10/2021	11/14/2021	W. Dome
DCAr0026	538990.16	7905279.65	3905.53	450.00	20	-45	11/14/2021	11/22/2021	C. Valley
DCAr0027	538773.94	7905612.53	4041.03	401.00	200	-60	11/15/2021	11/22/2021	W. Dome
DCAr0028	539040.73	7905409.95	3907.11	300.00	20	-45	11/18/2021	11/22/2021	C. Valley
DCAr0029	538829.40	7905369.78	3966.60	300.00	55	-45	11/24/2021	11/28/2021	W. Come
DCAr0030	539073.78	7905483.71	3908.83	257.00	20	-45	11/23/2021	11/28/2021	C. Valley
DCAr0031	539049.54	7905156.60	3905.49	758.00	20	-68	11/22/2021	12/18/2021	C. Valley
DCAr0032	539336.17	7905281.10	3921.04	400.00	75	-45	11/29/2021	12/5/2021	C. Valley
DCAr0033	538879.37	7905252.35	3908.11	401.00	20	-45	11/29/2021	12/4/2021	W. Dome
DCAr0034	538748.85	7905028.31	3905.85	600.00	50	-50	12/5/2021	12/15/2021	S. Dome
DCAr0035	539308.99	7905554.21	3908.65	302.00	20	-43	12/6/2021	12/12/2021	C. Valley
			Total	13,210.50
Notes:
1.	Drill collar coordinate system is WGS1984 UTM Zone 19S.
2.	Coordinate of drill collar is picked with Real Time Kinematics (RTK) GPS.

QUALITY ASSURANCE AND QUALITY CONTROL

All samples in respect of the exploration program at the Carangas Project, conducted by the Company and discussed in this news release, are shipped in securely-sealed bags by New Pacific staff in the Company's vehicles, directly from the field to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over specified limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Gold is assayed firstly by ICP method then by fire assay with AAS finish (ALS code of Au-AA25). Certified reference materials, various types of blank samples and duplicate samples are inserted to normal drill core sample sequences prior to delivery to laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, exploring the Carangas broad silver-gold Project, recently discovered in 2021 and initiating the exploration of the historic silver mining district of the Silverstrike Project.

For further information, please contact:

New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: investor@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA, and estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2021 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.

Accordingly, information contained in this news release and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

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CNW 06:55e 17-MAY-22